UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2018 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

3 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Foresight Autonomous Holdings Ltd. (the “Company”) is required to have at least two external directors, as defined in the Companies Law, on its board of directors. As of the date hereof, the Company’s external directors are Messrs. Zeev Levenberg, Dan Avidan and Avishay Cohen.

Effective January 7, 2018, the three-year term of office of Mr. Avishai Cohen as an external director will expire. Accordingly, Mr. Cohen will retire from the board of directors at such time. Mr. Cohen has served as an external director of the Company since January 2009, and is not eligible for reelection under the Companies Law.

Messrs. Zeev Levenger and Dan Avidan will continue to serve as external directors of the Company. Messrs. Zeev Levenger and Dan Avidan were appointed as external directors for a three-year term in July 2017.

The Company has no immediate intention to replace Mr. Cohen.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: January 5, 2018

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